

May 25, 2011

U.S. Mail and Facsimile: (650) 378-1399
Ricardo Rosales
Chief Executive Officer
Virolab, Inc.
(f/k/a Accelerated Acquisition X, Inc.)
1840 Gateway Drive, Suite 200
Foster City, CA 94404

      Re: **Virolab, Inc.**
              (f/k/a Accelerated Acquisition X, Inc.)
              Form 8-K/A
              Filed March 18, 2011
              File No. 000-54059

Dear Dr. Rosales:

    We issued comments to you on the above captioned filing on April 19, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 8, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

    If you do not respond to the outstanding comments or contact us by June 8, 2011, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed.

    You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Claire Delabar, Staff Accountant at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor at (202) 551-3268 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Timothy J. Neher